Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: Today was an important one on the Hill. I’m appreciative of the time I was given to share our plans for the New T-Mobile. I have fought for consumers for nearly 7 years and this merger will be no different. [link to John J. Legere’s blog post below]

The following blog post was made available in connection with the transaction:

Another Significant Milestone in Washington DC

John Legere | March 12, 2019

Today marked another important day in Washington DC for the New T-Mobile. I had another opportunity to answer questions and share details with members of Congress on the House Judiciary Committee about our merger, alongside Marcelo Claure. As I wrap up the day, I want to share some of the most important things that we covered.

I want to start by acknowledging the honorable Committee members and thanking them for taking the time to get more informed and educated about the benefits of our merger. These are topics that matter. This is an important discussion, so I appreciate the fact that we were invited to present the details about how this merger will be good for consumers, drive more competition in wireless and in broadband, and deliver on America’s 5G needs.

Here’s what I think matters most.

Building A Nationwide 5G Network for Everyone

The New T-Mobile will deliver a nationwide 5G network that will blanket the US and provide better coverage for consumers everywhere—including rural America—than they have today. The New T-Mobile will be able to combine the spectrum and network assets of T-Mobile and Sprint to create an unparalleled broad and deep nationwide 5G network with faster speeds and improved access that will give the US the best opportunity to win the race to 5G. Today’s status quo is not good enough for our country — and it’s definitely not good enough for the underserved parts of the country. Our new 5G network will cover 96% of rural Americans, offering them better service and more choices. The massive cost savings from things like tower leases (not jobs!) and the combination of assets from this merger will allow us to bring better wireless AND new alternatives for in-home broadband to consumers across the country.

Creating Jobs from Day One

Despite what opponents who don’t know or understand our business plan might say, this merger will be jobs positive from day one. The New T-Mobile will invest nearly $40B over the next three years in our 5G network and the business. That massive investment will drive job growth. We will deliver an additional 11,000 US jobs by 2024 by adding 5 new US Customer Experience Centers, at least 600 new retail stores to serve small towns and rural America, building out our broad and deep nationwide 5G network and expanding into new businesses. I am proud of our record of job creation at T-Mobile and excited about what we’ll do at the New T-Mobile… and I appreciated the opportunity to set the record straight today with the facts. And, even more importantly—as I said today—every Sprint and T-Mobile retail employee will have a job offer at the New T-Mobile. This is going to be a growing company!

Lower Prices for Consumers: Prices will go down!

Last, but not least, I want to touch on pricing. Today I made clear to members of Congress that consumer prices will go down as a result of this merger and consumers will get more for less. I’ve said it before and I said it again today. There has been plenty of debate about how a merger of any sort can really deliver lower prices and improved quality. Well this is not your typical merger. I detailed how our massive increase in network capacity will allow us to deliver more value, new services and lower prices to consumers. Consumer usage and data consumption is going to increase – prices won’t. It’s a pledge we put in writing to regulators reviewing our merger – not because we needed to, but because I wanted to be very clear in our commitment. The New T-Mobile’s 5G + LTE network will deliver 8 times the capacity in 2024 compared to standalone T-Mobile plus Sprint today. We will have a ton of excess network capacity (like empty seats!) that I need to fill. Just as empty airline seats are bad for business, an empty wireless network is bad business and bad economics – reducing prices to fill that capacity is good business and sound economics. With this new network – we will continue to go after AT&T and Verizon. We will compete, and we will deliver more value and better pricing to consumers everywhere.

At the end of the day I leave you with this. I have fought for consumers for nearly 7 years here at T-Mobile and this merger to become the New T-Mobile is no different. We have spent a lot of time meeting with lawmakers, regulators and their staffs in Washington DC and around the country to share our plans to deliver a New T-Mobile that is good for consumers and the marketplace. I welcomed today’s discussion because I believe in this merger. I believe in the New T-Mobile, and I know that it is a win-win for consumers in America.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.